

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

December 30, 2009

<u>via U.S. mail and facsimile</u>

Dr. Kiril A. Pandelisev, CEO
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, AZ 85205

        RE: CRC Crystal Research Corporation
                Form 8-K Item 4.01
                Filed September 23, 2009
                Form 8-K/A Item 4.01
                Filed December 14, 2009
                Form 8-K/A Item 4.01
                Filed December 30, 2009
                File No. 0-52472

Dear Dr. Pandelisev:

       We have completed our review of your filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

                                     Sincerely,

                                     Jenn Do
                                     Staff Accountant